Exhibit 5.1

September 4, 2025

Representation Letter

Spartan Capital Securities, LLC

Dear Sirs,

We have acted as legal counsel to Nihon Shintatsu Co., Ltd. (the “Company”), a Japanese joint-stock corporation (kabushiki kaisha), with respect to the laws of Japan in connection with the listing of the common shares of the Company (the “Common Shares”) on the Nasdaq Stock Market LLC(“Nasdaq”).

We are delivering this letter for and on behalf of the Company to you, Spartan Capital Securities, LLC (the “Underwriter”), pursuant to the Underwriting Agreement (the “Underwriting Agreement”), dated August [  ], 2025, by and between the Company and the Underwriter. Except as otherwise defined herein, capitalized terms used but not defined herein shall have the meanings assigned to them in the Underwriting Agreement.

On September 4, 2025, the Board of Directors of the Company has, pursuant to Articles 199.1, 201.1, 238.1, and 240.1 of the Companies Act of Japan (the “Companies Act”), resolved to approve the following proposals (i).

(i)	Subject to approval of listing from the Nasdaq Capital Market (“Nasdaq”), etc., the following (a) through (c) shall be conducted:

(a)	offering of the Common Shares outside Japan (the “Offering of the Common Shares);

(b)	issuance and offering of 2,500,000 Common Shares; and

(c)	issuance and offering of up to 375,000 Common Shares subject to over-allotment in the Offering of the Common Shares

The Company received approval to list the Common Shares on Nasdaq on September [  ], 2025, and the Common Shares are expected to be listed and begin trading on Nasdaq in September 2025 (New York City time) under the ticker symbol “STT.”

For and on behalf of the Company, we hereby irrevocably agree that, upon receiving payment of the Purchase Price for the Common Shares pursuant to the Underwriting Agreement (i.e., the amount obtained after deducting the underwriting discount to the Underwriters from the public offering price of the ) from the Underwriters on the payment date (the “Payment Date”) as set forth in the resolutions of the Board of Directors of the Company, dated [  ], 2025, the Common Shares will be issued in the following manner effective as of such Payment Date under Article 209.1 of the Companies Act.

(i)	Pursuant to the Underwriting Agreement, the Company will allot the Common Shares to the Underwriters by way of third-party allotment.

This letter is based upon the assumptions that (a) the Underwriting Agreement is duly authorized, executed and delivered by the parties and constitute valid and binding agreements of the parties enforceable against the parties in accordance with their terms, (b) the Purchase Price of the Common Shares are fully paid by the Underwriters, and duly received by the Company on the Payment Date, and (c) all signatures on documents examined by us are genuine. In giving this letter, we have also relied as to certain matters, without independent verification, on information obtained from public officials or officers of the Company.

This letter is solely for the benefit of the Underwriters and may not be relied upon by any other person or entity without our prior written consent. Nothing in this letter shall be construed to create any liability for the Company.

Yours sincerely,

Hironobu Todoroki
Attorney-at-law in Japan,
Representative Partner
Kato & Todoroki Law Office